Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-237366

January 31, 2022

€1,250,000,000

€500,000,000 1.000% Notes due 2029

€750,000,000 1.500% Notes due 2034

FINAL TERM SHEET

January 31, 2022

Issuer:	Prologis Euro Finance LLC
Guarantor:	Prologis, L.P.
Legal Format:	Senior Unsecured SEC Registered Notes
Securities:	1.000% Notes due 2029 (the “2029 Notes”) 1.500% Notes due 2034 (the “2034 Notes”)
Size:	€500,000,000 (2029 Notes) €750,000,000 (2034 Notes)
Expected Ratings (Moody’s/S&P)*:	A3 / A- (Stable/Positive)
Maturity Date:	February 8, 2029 (2029 Notes) February 8, 2034 (2034 Notes)
Coupon:	1.000% per annum, payable annually (2029 Notes) 1.500% per annum, payable annually (2034 Notes)
Price to Public:	99.383% (2029 Notes) 99.229% (2034 Notes)
Underwriting Discount:	0.400% (2029 Notes) 0.450% (2034 Notes)
Net Proceeds, Before Expenses, to Issuer:	€494,915,000 (2029 Notes) €740,842,500 (2034 Notes)
Mid-Swaps Yield:	0.312% (2029 Notes) 0.521% (2034 Notes)
Spread to Mid-Swap:	+78 basis points (2029 Notes) +105 basis points (2034 Notes)
Benchmark Bund:	0.000% DBR due November 15, 2028 (2029 Notes) 0.000% DBR due August 15, 2031 (2034 Notes)
Benchmark Bund Yield/Price:	-0.189% / 101.290% (2029 Notes) -0.038% / 100.365% (2034 Notes)
Spread to Benchmark Bund:	+128.1 basis points (2029 Notes) +160.9 basis points (2034 Notes)

Yield to Maturity:	1.092% (2029 Notes) 1.571% (2034 Notes)
Interest Payment Dates:	February 8 of each year, commencing February 8, 2023
Day Count Convention:	Actual/Actual (ICMA)
Optional Redemption

Prior to November 8, 2028 based on the Comparable Government Bond Rate + 20 basis points, or on or after November 8, 2028, at par (2029 Notes)

Prior to November 8, 2033 based on the Comparable Government Bond Rate + 25 basis points, or on or after November 8, 2033, at par (2034 Notes)

Settlement Date:	February 8, 2022 (T+6)
Trade Date:	January 31, 2022
Use of Proceeds:

The Issuer intends to lend or distribute the net proceeds from the 2034 Notes to the Guarantor who will apply the amounts received to finance or refinance, in whole or in part, the Eligible Green Project Portfolio (as defined in “Description of Notes” in the preliminary prospectus supplement relating to the Notes). Pending such allocation of the net proceeds to the Eligible Green Project Portfolio, the Guarantor or one of its subsidiaries may use the amounts received from the 2034 Notes to repay indebtedness or for other cash management activities. The Issuer intends to use a portion of the net proceeds from the 2029 Notes to refinance its €150 million floating rate notes due February 2022 and to lend or distribute the remaining net proceeds to the Guarantor or one of its other subsidiaries. The Guarantor expects to use the remaining net proceeds for general corporate purposes, including to repay, repurchase or tender for other indebtedness.

Currency of Payment:

All payments of principal of, and premium, if any, and interest on, the Notes, including any payments made upon any redemption of the Notes, will be made in euros. If the euro is unavailable to the Issuer due to the imposition of exchange controls or other circumstances beyond the Issuer’s control or the euro is no longer used by the member states of the European Monetary Union that have adopted the euro as their currency or for the settlement of transactions by public institutions within the international banking community, then all payments in respect of the Notes will be made in U.S. dollars until the euro is again available to the Issuer or so used.

Payment of Additional Amounts:

The Issuer will, subject to certain exceptions and limitations, pay additional amounts on the Notes as are necessary in order that the net payment by the Issuer or the paying agent of the principal of, and premium, if any, and interest on, the Notes to a holder who is not a United States person, after withholding or deduction for any present or future tax, duty, assessment or other governmental charge of whatever nature imposed or levied by the United States or any taxing authority thereof or therein, will not be less than the amount provided in the Notes to be then due and payable.

Redemption for Tax Reasons:

The Issuer may offer to redeem all, but not less than all, of the Notes in the event of certain changes in the tax laws of the United States (or any taxing authority thereof or therein) which would obligate the Issuer to pay additional amounts as described above. This redemption would be at a redemption price equal to 100% of the principal amount of the Notes, together with accrued and unpaid interest on the Notes to, but not including, the date fixed for redemption.

Denominations:	€100,000 x €1,000
ISIN / Common Code / CUSIP:	XS2439004412 / 243900441 / 74341E AM4 (2029 Notes) XS2439004685 / 243900468 / 74341E AN2 (2034 Notes)
Listing:	The Issuer intends to apply to list the Notes on the New York Stock Exchange
Joint Book-Running Managers:	Citigroup Global Markets Limited Goldman Sachs & Co. LLC ING Bank N.V. J.P. Morgan Securities plc Scotiabank (Ireland) Designated Activity Company The Toronto-Dominion Bank
Senior Co-Managers:	HSBC Bank plc Mizuho International plc MUFG Securities EMEA plc PNC Capital Markets LLC SMBC Nikko Capital Markets Limited U.S. Bancorp Investments, Inc. Wells Fargo Securities International Limited

Co-Managers:

Academy Securities, Inc.

Banco Bilbao Vizcaya Argentaria, S.A.

BNP Paribas

BNY Mellon Capital Markets, LLC

Crédit Agricole Corporate and Investment Bank

Merrill Lynch International

Morgan Stanley & Co. International plc

Regions Securities LLC

Samuel A. Ramirez & Company, Inc.

Truist Securities, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

We expect to deliver the Notes against payment for the Notes on or about February 8, 2022, which is the sixth business day following the date of the pricing of the Notes. Under the E.U. Central Securities Depositaries Regulation, trades in the secondary market generally are required to settle in two London business days unless the parties to a trade expressly agree otherwise. Also under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two New York business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes before the second business day prior to February 8, 2022 will be required to specify alternative settlement arrangements to prevent a failed settlement.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and supplement thereto in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer, the guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC’s Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: Citigroup Global Markets Limited at +1-800-831-9146, Goldman Sachs & Co. LLC at +1-866-471-2526, ING Bank N.V. at +31-20-563-8869 or J.P. Morgan Securities plc at +44-207-134-2468.

MiFID II professionals/ECPs-only / No PRIIPs KID – Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels).  No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.

UK MiFIR professionals/ECPs-only / No UK PRIIPs KID – Manufacturer target market (MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels).  No PRIIPs key information document (KID) has been prepared as not available to retail in UK.